No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Michael Berenson
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Penn Series Funds, Inc. – Money Market Fund (File No. 811-03459)

Dear Mr. Berenson:

Based on the facts and representations contained in your September 16, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Penn Series Funds, Inc. – Money Market Fund (the "Fund"), and Penn Mutual Life Insurance Company (the "Purchaser"), under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchaser purchases from the Fund the securities specified in your letter at the amortized cost (including any accrued and unpaid interest) of the securities.[1] You represent in your letter that based on market quotations from dealers, the Fund's investment adviser believes that the market value of these securities is equal to or less than their amortized cost value. The Fund is a series of Penn Series Funds, Inc., an open-end management investment company registered under the Investment Company Act of 1940. Penn Mutual Life Insurance Company is an affiliated person, as defined in Section 2(a)(3) of the Investment Company Act of 1940, of the Fund's investment adviser, Independence Capital Management, Inc. (the "Adviser").[2]

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[1] This letter confirms oral no-action relief provided by Fran Pollack-Matz of the Division to Michael Berenson on September 16, 2008.

[2] You state that the Adviser is a wholly owned subsidiary of the Purchaser.


08017616

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[3]

Very truly yours,



Dalia Osman Blass
Senior Counsel

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[3] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

September 16, 2008

Investment Company Act of 1940
Sections 17(a)(1), and Rule 17a-9

Robert E. Plaze, Esq.
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Penn Series Funds, Inc. – Money Market Fund

Dear Mr. Plaze:

Independence Capital Management, Inc. ("ICMI") is writing on behalf of its ultimate parent company, Penn Mutual Life Insurance Company, (the "Affiliate"), an affiliated person of the Penn Series Funds, Inc. — Money Market Fund (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate enter into the transaction described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.000, and uses the amortized cost method of valuation in valuing its portfolio securities. ICMI serves as investment adviser to the Fund. The Affiliate is an insurance company that is the ultimate parent of the Fund's investment adviser.

The Fund currently holds short-term investments issued by affiliates of American International Group, Inc. ("AIG"), (collectively, the "Securities"). Schedule A to this letter sets forth the principal amount, final maturity and the amortized cost value and approximate market value of each Security.

As you know, AIG's financial condition has been the subject of adverse publicity. Based on market quotations from dealers, ICMI believes that the market values of the Securities held by the Fund are below the amortized cost values used to calculate the

Fund's net asset value in accordance with Rule 2a-7 under the 1940 Act. Although the resulting deviation between the Fund's market-based net asset value and its amortized cost value is still within the range permitted by Rule 2a-7, the market values of these Securities have dropped precipitously since September 15, 2008. ICMI is concerned that, without action on September 16, the Fund's net asset value based on market quotations may be below $.995 at 4:00 pm on September 16.

To avoid this risk, subject to obtaining the no-action assurance requested in this letter, the Affiliate is prepared to purchase the Securities in their entirety for cash from the Fund for cash at the Securities' amortized cost value (including accrued and unpaid interest) which exceeds each Security's current market value The Chairman of the Fund's Board of Directors has authorized the proposed transaction as being in the best interest of the Fund and its shareholders and the remainder of the Board has been advised of the proposed transaction. The full Board will ratify the transaction within the next two weeks.

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it is the ultimate parent company of the investment adviser to the Fund. The purchase of the Securities by the Affiliate under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company or any affiliated person of such person acting as principal to knowingly purchase any security or other property from the investment company. The proposed purchase of Securities from the Fund would satisfy the requirements of Rule 17a-9 of the 1940 Act except that the Securities continue to constitute Eligible Securities as that term is defined in Rule 2a- 7 under the 1940 Act.

The Fund, ICMI and the Affiliate believe it would be in the best interest of the Fund's shareholders if the Affiliate is allowed to purchase the Securities from the Fund as above contemplated. On behalf of the Fund and the Affiliate, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Affiliate under Section 17(a) of the 1940 Act if the Affiliate purchases the Securities from the Fund at their amortized cost value (including accrued and unpaid interest).

We appreciate your attention to this matter on such short notice. If you have any questions or other communications concerning this matter, please call the undersigned at (202) 739-5450.

Very truly yours,



Michael Berenson

cc: Dalia Blass, Esq.
Mr. Peter Sherman
Sean Graber, Esq.

Schedule A

NAME OF SECURITY	CUSIP	PRINCIPAL AMOUNT	MATURITY	AMORTIZED COST VALUE	APPROXIMATE VALUE
Sun America (AIG affiliate) Sponsored Trust	002091aa0	$ 1 million	10/22/08	99.96	70
Sun America Sponsored Trust	ec00979210	$265,000	2/16/09	100.19	70
International Lease Finance Corp affiliate Corp. (AIG affiliate)	459745ez4	$1 million	3/15/09	100	79.125